Divestment of radiopharmaceutical business of CIS bio international completed

Berlin, May 5, 2006 - The Schering AG Group (FSE: SCH, NYSE: SHR) announced today that its French subsidiary Schering S.A.S. has completed the transfer of the radiopharmaceutical business of CIS bio international to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and the Institut National des Radioelements (IRE). The respective agreement was signed on February 22, 2006.

As part of the transaction, the consortium has acquired Schering's current radiopharmaceutical business while Schering continues to focus on the promising innovative diagnostic fields of Magnetic Resonance Imaging, Computer Tomography and optical as well as molecular imaging.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de